Almere, The Netherlands
23 July, 2013

ASMI CONFIRMS PAYMENT DATE FOR EXTRAORDINARY DISTRIBUTION

ASM International N.V. (NASDAQ: ASMI and NYSE Euronext Exchange in Amsterdam: ASM) confirms July 31, 2013 as the payment date for the extraordinary distribution of
€ 4.25 per common share.

At the 2013 Annual General Meeting of Shareholders, the proposed extraordinary distribution of € 4.25 per common share by way of repayment of capital was adopted. The resolution to reduce the capital of the Company can only be effected following a statutory period under Dutch law of two months for opposition by creditors of the Company. This period has lapsed and no opposition by creditors has been made. As a result, the extraordinary distribution could now be effected.

The Company therefore confirms the following relevant dates for the payment of the extraordinary distribution.

•	Ex-capital distribution date: July 25, 2013

•	Record date: July 29, 2013

•	Payment date: July 31, 2013

The conversion rate for the US listed shares will be $ 1.3166, which results in an extraordinary distribution of $ 5.596 per common share.

PRESS RELEASE ASM, July 23, 2013 PAGE of

About ASM International
ASM International NV, headquartered in Almere, the Netherlands, its subsidiaries and participations design and manufacture equipment and materials used to produce semiconductor devices. ASM International, its subsidiaries and participations provide production solutions for wafer processing (Front-end segment) as well as for assembly & packaging and surface mount technology (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International's common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI's website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company's filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company's reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

CONTACT

Investor contact:
Victor Bareño
T: +31 88 100 8500

Mary Jo Dieckhaus
T: +1 212 986 2900

Media contact:
Ian Bickerton
T: +31 625 018 512

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